N E W S R E L E A S E

November 19, 2012

Nevsun Hires Two New Executives To Support Growth

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (“Nevsun”) is pleased to announce it is adding two new executives to its senior management team, Joseph Giuffre, as Chief Legal Officer, and Todd Romaine, as VP, Corporate Social Responsibility.

Nevsun CEO Cliff Davis commented: “The Company has in recent months been building its internal capacity to support management in its operations and growth for the future.  Joe and Todd are both integral components to that strategy."

Mr. Giuffre is a seasoned lawyer with deep experience in both the mining industry as well as public markets. As part of the “C” suite he will be responsible for all of the legal affairs of the Company, as well as a key participant in managing the corporate strategy going forward. Joe's extensive experience in the legal affairs of several public companies in the industry will be a significant addition to our internal capacity for expansion.

Mr. Giuffre, B.A., LLB., was a founding partner of Axium Law Corporation, a Vancouver based law firm and was previously a partner of Gowlings, a full service national law firm.  He has over twenty-five years of combined business and legal experience and has acted for a wide range of Canadian and foreign public corporations, principally in the mining sector. Mr. Giuffre has advised on securities and stock exchange and regulatory matters, public offerings, joint venture transactions, debt and equity financing, mergers and corporate reorganizations, purchase and sale arrangements, corporate governance matters and various other complex commercial matters. Joe is assisting us now and will be officially joining Nevsun in January 2013.

Mr. Romaine brings with him over ten years of industry experience overseeing CSR programs including policy and process development, operational governance, environmental monitoring and public awareness initiatives with stakeholders and the public.  Working for the past four years with Enbridge Inc., Mr. Romaine has also worked with Inuvialuit Regional Corporation and the Government of Nunavut.  He has a BSc in Environmental planning; a BA in Environmental studies an MA in Leadership as well as International Relations. Todd has joined Nevsun in November 2012.

The area of social responsibility is a key concern throughout our industry as we operate in other people’s back yards. Respect and understanding are key traits that Nevsun has observed in past and will do so in the future, abiding by high international standards. Todd will oversea our engagement and adherence to these standards, as well as participate in strategy going forward. Todd has been dealing with sensitive matters in past positions and will be overseeing our strategy and implementation of the Company’s CSR programs.

We welcome both Joe and Todd to the Nevsun team.

Forward Looking Statements

The above contains forward-looking statements regarding the future responsibilities of Mr. Giuffre and Mr. Romaine and acquisition plans for the Company. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended September 30, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com